Exhibit 21.1

List of subsidiaries of Grupo Supervielle S.A.

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business

Banco Supervielle S.A.	Argentina	Supervielle

Cordial Compañía Financiera S.A.	Argentina	Walmart Servicios Financieros;

Servicios Financieros Hipertehuelche;

Pesos Ya

Tarjeta Automática S.A.	Argentina	Carta Automática;

Pesos Ya

Supervielle Seguros S.A.	Argentina	Supervielle Seguros

Cordial Microfinanzas S.A.	Argentina	Cordial Negocios

Supervielle Asset Management Sociedad Gerente de FCI S.A.	Argentina	Supervielle Asset Management

Espacio Cordial de Servicios S.A.	Argentina	Cordial

Sofital S.A.F. e I.I.	Argentina	N/A

Viñas del Monte S.A.	Argentina	N/A